Mail Stop 4628

                                                         February 11, 2019

Via E-mail
Takeshi Idezawa
Chief Executive Officer
Line Kabushiki Kaisha
JR Shinjuku Miraina Tower, 23rd Floor
4-1-6 Shinjuku
Shinjuku-ku, Tokyo, 160-0022, Japan

       Re:    Line Kabushiki Kaisha
              20-F for Fiscal Year Ended December 31, 2017
              Filed March 30, 2018
              File No. 1-37821

Dear Mr. Idezawa:

        We refer you to our comment letter dated December 21, 2018 regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                         Sincerely,

                                                         /s/ Cecilia Blye

                                                         Cecilia Blye, Chief
                                                         Office of Global
Security Risk

cc:    Barbara Jacobs
       Assistant Director
       Division of Corporation Finance

       Ji Hyun Shin
       Line Kabushiki Kaisha

       Jinduk Han
       Cleary Gottlieb Steen & Hamilton LLP